Golenbock Eiseman Assor Bell & Peskoe, LLP

711 Third Avenue – 17th Floor

New York, New York 10017

212-907-7300

Andrew D. Hudders

212-907-7349

ahudders@golenbock.com

January 14, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Life Sciences

Attn: Jordan Nimitz, Esq.

Re:	TC BioPharm (Holdings) Ltd.
Amendment No 3. To Registration Statement on Form F-1
Registration No.: 333-260492
CIK: No. 0001872812
Office of Life Sciences

Dear Ms. Nimitz:

On behalf of TC BioPharm (Holdings) plc (the “Company”), we are responding to the letter, dated January 7, 2022 (the “Comment Letter”), regarding the Company’s Amendment No. 2 to its filed Registration Statement on Form F-1, which amendment was filed December 23, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting an Amendment No. 3 to the Registration Statement on Form F-1, with the Securities and Exchange Commission. For ease of reference, set forth below are the comments of the Staff as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 2 on Form F-1 filed December 23, 2021

Capitalization, Page 55

1.	We note that you have included the impact of the 10-for-1 share split in your pro forma capitalization as of September 30, 2021. However, we also note that you retroactively adjusted the number of shares outstanding as of September 30, 2021 and 2020 for purposes of your EPS calculations as disclosed on page F-55. SAB Topic 4.C requires retroactive adjustment for changes in capital structure (including stock splits) that occur subsequent to the date of the latest reported balance sheet. Accordingly, please revise to provide retroactive adjustment for this forward share split for all periods presented. Ensure this adjustment is reflected throughout your filing, including in your capitalization and dilution calculations, as well as in your financial statements for each period.

Company Response:

The Company has reviewed the available guidance, in particular Section 13500 (Stock splits) in Topic 13 of the Division of Corporation Finance Financial Reporting Manual and amended the registration statement to reflect the forward share split for all periods presented. The Company note that the adjustment has been reflected throughout the registration statement and additional narrative has been supplied to describe the forward share split throughout the document, including the following sections:

-	About this prospectus
-	Summary consolidated financial data
-	Capitalization
-	Dilution
-	Management’s discussion and analysis
-	Financial statements

The Company also notes that, in respect of the audited financial statements that have been retroactively adjusted for the forward share split, the Company’s auditors have dual dated their opinions to incorporate the retrospective adjustments.

The lead underwriter, EF Hutton, a division of Benchmark Investments, LLC, would like to start marketing in the week commending Tuesday, January 18, 2022. Therefore, on behalf of the Company, we respectfully request that the Staff of the Commission expedite its review of the filed Amendment No.3, reflecting the response to the single comment addressed above. If you could let the undersigned know of the response schedule of the Staff, that would be very helpful.

I also call to your attention that the financial statements of the Company will go stale in the second week of February 2022, by which time the underwriter and company would like to be able to close the transaction. It is the plan to ask the Commission for acceleration in the first week of February, if not earlier, depending on the marketing response.

If there are any questions concerning the above, please contact either the Company representatives or the undersigned at ahudders@golenbock.com or 212-907-7349.

Very truly yours,

/S/ Andrew D. Hudders
Andrew D. Hudders

Attachment

cc:	Martin Thorp, TC BioPharm Limited
Toby Rintoul, TC BioPharm Limited
Joseph Lucosky, Lucosky Brookman LLP